                                                                    EXHIBIT 11


                    CALCULATION OF PRIMARY EARNINGS PER SHARE
            (DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                     Three months ended
                                                          June 30,
                                                  1996                1995
                                                  ----                ----
Weighted average common shares
  and common share equivalents
  outstanding                               23,138,433           23,085,351

Net income                                      $6,151               $6,816

Earnings per share - primary and
  fully diluted                                   $.27                 $.29


                                       11